
25 Years
Apollo
Hospitals
touching lives

AHEL / SEC / 2009

11th April 2009




09046044

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

4th April 2009

From

Preetha Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19. Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2009.

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters



PREETHA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (b) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2009.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2009.	19,133,285	31.76%

PREETHA REDDY

Place : Chennai

Date : 4th April 2009

ANNEXURE

Sl. No.	Names	Share Holding as on 31-Mar-2009	% of Capital
1	Dr. Prathap C Reddy	1,205,493	2.05
2	Ms. Sucharitha Reddy	1,370,837	2.34
3	Ms. Preetha Reddy	1,682,270	2.87
4	Ms. Suneeta Reddy	1,501,795	2.56
5	Ms. Shobana Kamineni	1,094,976	1.87
6	Ms. Sangita Reddy	2,486,254	4.24
7	Mr. Karthik Anand	110,300	0.19
8	Mr. Harshad Reddy	105,100	0.18
9	Ms. Sindhoori Reddy	258,300	0.44
10	Mr. Adithya Reddy	105,100	0.18
11	Ms. Upsana Kamineni	133,638	0.23
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.20
15	Mr. Viswajith Reddy	111,150	0.19
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P. Obul Reddy	9,000	0.02
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.34
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	7,713,587	13.14
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**19,133,285**	**32.60**



PREETHA REDDY

Disclosure for informing details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited
Date of Reporting	11th April 2009
Name of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd (2) National Stock Exchange of India Ltd, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2009)		As on March 31 Previous year (2008)		Changes if any between (A) & (B)		As on record date for dividend Current year (2008)		As on record date for dividend Previous year (2007)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Nil	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Note:

(i) During the Financial Year 2007-2008, the paid-up capital of the company has been increased from Rs.51,63,85,830 to Rs. 58,68,57,020 (upon allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited on 26th October 2007) which resulted in dilution of promoters shareholding in terms of percentage only.

(ii) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.


For APOLLO HOSPITALS ENTERPRISE LTD.
S. K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)												
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2009)		As on March 31 Previous year (2008)		Changes if any between (A) & (B)		As on record date for dividend Current year (2008)		As on record date for dividend Previous year (2007)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	**19,133,285**	**31.76**	**16,118,831**	**27.47**	**3,014,454**	**4.30**	**18,918,831**	**32.24**	**16,118,831**	**31.21**	**2,800,000**	**1.02**

Note:

(i) During the Financial Year 2007-2008, the paid-up capital of the company has been increased from Rs.51,63,85,830 to Rs. 58,68,57,020 (upon allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited on 26th October 2007) which resulted in dilution of promoters shareholding in terms of percentage only.

(ii) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

Signature of the Authorised Signatory :



S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 11th April 2009

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)												
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2009)		As on March 31 Previous year (2008)		Changes if any between (A) & (B)		As on record date for dividend Current year (2008)		As on record date for dividend Previous year (2007)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Dr. Prathap C Reddy	1,205,493	2.00	1,205,493	2.05	0	0.00	1,205,493	2.05	1,205,493	2.33	0	0.00
Ms. Sucharitha Reddy	1,370,837	2.28	1,470,837	2.51	-100,000	-0.23	1,470,837	2.51	1,470,837	2.85	0	0.00
Ms. Preetha Reddy	1,682,270	2.79	732,270	1.25	950,000	1.55	1,732,270	2.95	732,270	1.42	1,000,000	1.53
Ms. Suneeta Reddy	1,501,795	2.49	601,795	1.03	900,000	1.47	1,501,795	2.56	601,795	1.17	900,000	1.39
Ms. Shobana Kamineni	1,094,976	1.82	1,144,976	1.95	-50,000	-0.13	1,144,976	1.95	1,144,976	2.22	0	0.00
Ms. Sangita Reddy	2,486,254	4.13	1,286,254	2.19	1,200,000	1.94	2,186,254	3.73	1,286,254	2.49	900,000	1.23
Mr. Karthik Anand	110,300	0.18	110,300	0.19	0	0.00	110,300	0.19	110,300	0.21	0	0.00
Mr. Harshad Reddy	105,100	0.17	105,100	0.18	0	0.00	105,100	0.18	105,100	0.20	0	0.00
Ms. Sindhoori Reddy	258,300	0.43	258,200	0.44	100	-0.01	258,200	0.44	258,200	0.50	0	0.00
Mr. Adithya Reddy	105,100	0.17	105,100	0.18	0	0.00	105,100	0.18	105,100	0.20	0	0.00
Ms. Upsana Kamineni	133,638	0.22	133,638	0.23	0	0.00	133,638	0.23	133,638	0.26	0	0.00
Mr. Puvansh Kamineni	106,100	0.18	106,100	0.18	0	0.00	106,100	0.18	106,100	0.21	0	0.00
Ms. Anushpala Kamineni	129,587	0.22	129,587	0.22	0	0.00	129,587	0.22	129,587	0.25	0	0.00
Mr. Anandith Reddy	115,100	0.19	115,100	0.20	0	0.00	115,100	0.20	115,100	0.22	0	0.00
Mr. Viswajith Reddy	111,150	0.18	111,150	0.19	0	0.00	111,150	0.19	111,150	0.22	0	0.00
Mr. Viraj Madhavan Reddy	84,112	0.14	84,112	0.14	0	0.00	84,112	0.14	84,112	0.16	0	0.00
Mr. P. Obul Reddy	9,000	0.01	9,000	0.02	0	0.00	9,000	0.02	9,000	0.02	0	0.00
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	0.00
Mr.Vishweshwar Reddy	788,710	1.31	788,710	1.34	0	0.00	788,710	1.34	788,710	1.53	0	0.00
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	0.00
M/s. PCR Investments Ltd	7,713,587	12.81	7,599,233	12.95	114,354	-0.14	7,599,233	12.95	7,599,233	14.72	0	0.00
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	0.00
M/s. Apollo Health Association	15,600	0.03	15,600	0.03	0	0.00	15,600	0.03	15,600	0.03	0	0.00
Total	**19,133,285**	**31.76**	**16,118,831**	**27.47**	**3,014,454**	**4.30**	**18,918,831**	**32.24**	**16,118,831**	**31.21**	**2,800,000**	**1.02**

Note:

(i) During the Financial Year 2007-2008, the paid-up capital of the company has been increased from Rs.51,63,85,830 to Rs. 58,68,57,020 (upon allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited on 26th October 2007) which resulted in dilution of promoters shareholding in terms of percentage only.

(ii) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.


APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

AHEL / SEC / SHARES / 2009

7th April 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 31st March 2009 duly certified by Mrs. Lakshmi Subramanian, Practising Company Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

April 6, 2009

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2009
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2009.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**



Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**31st March 2009**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,02,35,702	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,02,35,702	
National Stock Exchange Ltd	6,02,35,702	
12 Held in dematerialized form in CDSL	50,09,967	8.32%
13 Held in dematerialized form in NSDL	5,07,01,001	84.17%
14 Physical	45,24,734	7.51%
15 Total No. of shares (12+13+14)	6,02,35,702	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	


LAKSHMMI SUBRAMANIAN & ASSOCIATES
PCS
CHENNAI

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---	Nil	--			

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 20 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil ------------------------


LAKSHMMI SUBRAMANIAN & ASSOCIATES
PCS
CHENNAI

LAKSHMMI SUBRAMANIAN, B.Com., FCS
CP No. 1087

25 Years
Apollo Hospitals
touching lives

AHEL / SEC / SHARES / 2009

7th April 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Pursuant to clause 47(c) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

To,

All the Listed Stock Exchanges

CERTIFICATE UNDER CLAUSE 47 OF THE LISTING AGREEMENT

FOR THE HALF YEAR ENDED 31st March 2009.

We have examined all Share Transfer Deeds, Memorandum of Transfers, Registers, files and other documents relating to **APOLLO HOSPITALS ENTERPRISE LIMITED** maintained by **Integrated Enterprises (India) Limited** pertaining to transfer of equity shares of the company for the period from **1st October 2008** to **31st March 2009** for the purpose of issuing a Certificate as per Clause 47 (C) of the Listing Agreement entered into by, **APOLLO HOSPITALS ENTERPRISE LIMITED** with the listed stock exchanges and based on the information provided by the Company and hereby certify that the Company has delivered during half year ended on **31st March 2009**

A) Share Certificate relating to the Share Transfer Deeds received during the period from **1st October 2008** to **31st March 2009** as entered in the Memorandum of Transfers have been issued within one month from respective date of lodgment of each deed excepting those rejected on technical grounds.

B) Share Certificates in respect of requests for issue of split share certificates and duplicate share certificates have been issued within one month of lodgment.


LAKSHMMI SUBRAMANIAN & ASSOCIATES
PCS
CHENNAI



Date : 06.04.2009
Place: Chennai

Lakshmmi Subramanian
(Membership No: 3534)

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

25 Years
Apollo Hospitals
touching lives

AHEL / SEC / SHARES / 2009 9th April 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 31st March 2009.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st March 2009.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP

Quarter Ended : 31-Mar-2009

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)* 100
(A)	**Shareholding of Promoter and Promoter Group[2]**							
1	**Indian**							
(a)	Individuals/ Hindu Undivided Family	32	11,398,498	9,692,225	20.52	18.92	3,381,086	29.66
(b)	Central Government/ State Government(s)				0.00	0.00		
(c)	Bodies Corporate	4	7,734,787	7,719,187	13.92	12.84	7,594,000	98.18
(d)	Financial Institutions/ Banks				0.00	0.00		
(e)	Any Others(Specify)				0.00	0.00		
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	36	19,133,285	17,411,412	34.44	31.76	10,975,086	57.36
2	**Foreign**							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00		
b	Bodies Corporate				0.00	0.00		
c	Institutions				0.00	0.00		
d	Any Others(Specify)				0.00	0.00		
d-i					0.00	0.00		
d-ii					0.00	0.00		
	Sub Total(A)(2)	0	0	0	0.00	0.00	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	36	19,133,285	17,411,412	34.44	31.76	10,975,086	57.36

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage (IX)=(VIII)/(IV)*100
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	
(B)	**Public shareholding**						NA	NA
1	**Institutions**						NA	NA
(a)	Mutual Funds/ UTI	7	313,382	312,382	0.56	0.52		
(b)	Financial Institutions / Banks	11	16,368	14,420	0.03	0.03		
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.29	0.27		
(d)	Venture Capital Funds				0.00	0.00		
(e)	Insurance Companies	2	261,524	261,524	0.47	0.43		
(f)	Foreign Institutional Investors	60	14,232,762	14,232,762	25.62	23.63		
(g)	Foreign Venture Capital Investors				0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
	Sub-Total (B)(1)	**81**	**14,985,890**	**14,982,942**	**26.98**	**24.88**		
B 2	**Non-institutions**						NA	NA
(a)	Bodies Corporate	507	1,814,693	1,794,841	3.27	3.01		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,639	4,003,611	2,215,066	7.21	6.65		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	16	1,055,857	985,532	1.90	1.75		
(c)	Any Other (specify)							
(c-i)	Trusts	18	59,009	154	0.11	0.10		
(c-ii)	Directors & their Relatives	10	59,103	59,053	0.11	0.10		
(c-iii)	Market Maker	4	116	116	0.00	0.00		
(c-iv)	Non Resident Indians	980	1,054,883	208,029	1.90	1.75		
(c-v)	Overseas Corporate Bodies	2	94,771	79,339	0.17	0.16		
(c-vi)	Clearing Member	44	14,717	14,717	0.03	0.02		
(c-vii)	Hindu Undivided Familes	278	81,148	81,148	0.15	0.13		
(c-viii)	Foreign Corporate Bodies	5	13,190,819	13,190,819	23.75	21.90		
	Sub-Total (B)(2)	**28,503**	**21,428,727**	**18,628,814**	**38.58**	**35.57**		
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	**28,584**	**36,414,617**	**33,611,756**	**65.56**	**60.45**	NA	NA
	TOTAL (A)+(B)	**28,620**	**55,547,902**	**51,023,168**	**100**	**92.22**		

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)* 100
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,687,800	4,687,800	NA	7.78	NA	NA
	GRAND TOTAL (A)+(B)+(C)	28,621	60,235,702	55,710,968	NA	100		

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Mar-2009

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI)=(V)/(III)*100	(VII)
1	Dr. Prathap C Reddy	1,205,493	2.00	0	0.00	0.00
2	Ms. Sucharitha P Reddy	1,370,837	2.28	1,350,000	98.48	2.24
3	Ms. Preetha Reddy	1,682,270	2.79	650,000	38.64	1.08
4	Ms. Suneeta Reddy	1,501,795	2.49	1,057,000	70.38	1.75
5	Ms. Shobana Khamineni	1,094,976	1.82	79,086	7.22	0.13
6	Ms. Sangita Reddy	2,486,254	4.13	0	0.00	0.00
7	Mr. Karthik Anand	110,300	0.18	0	0.00	0.00
8	Mr. Harshad Reddy	105,100	0.17	0	0.00	0.00
9	Ms. Sindhoori Reddy	258,300	0.43	245,000	94.85	0.41
10	Mr. Adithya Reddy	105,100	0.17	0	0.00	0.00
11	Ms. Upsana Kamineni	133,638	0.22	0	0.00	0.00
12	Mr. Puvansh Kamineni	106,100	0.18	0	0.00	0.00
13	Ms. Anushpala Kamineni	129,587	0.22	0	0.00	0.00
14	Mr. Anandith Reddy	115,100	0.19	0	0.00	0.00
15	Mr. Viswajith Reddy	111,150	0.18	0	0.00	0.00
16	Mr. Viraj Madhavan Reddy	84,112	0.14	0	0.00	0.00
17	Mr. P Obul Reddy	9,000	0.01	0	0.00	0.00
18	Mr. P Vijayakumar Reddy	666	0.00	0	0.00	0.00
19	Mr. Vishweswar Reddy	788,710	1.31	0	0.00	0.00
20	Mr. Anil Khamineni	10	0.00	0	0.00	0.00
21	PCR Investments Ltd	7,713,587	12.81	7,594,000	98.45	12.61
22	Obul Reddy Investments Ltd	5,600	0.01	0	0.00	0.00
23	Apollo Health Association	15,600	0.03	0	0.00	0.00
	TOTAL	19,133,285	31.76	10,975,086	57.36	18.22

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2009

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.70
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	9.13
3	CLSA (Mauritius) Limited	4,275,000	7.10
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.40
5	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.45
6	Emerging Markets Growth Fund Inc	1,222,966	2.03
7	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.99
8	Robeco Capital Growth Funds	863,200	1.43
9	International Finance Corporation	642,000	1.07
	TOTAL	**24,269,849**	**40.29**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2009

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Ms. Sangita Reddy	Promoter	1,550,000	2.57
	TOTAL		**1,550,000**	**2.57**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2009

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,687,800	4,687,800	7.78
	TOTAL	**4,687,800**	**4,687,800**	**7.78**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2009

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,687,800	4,687,800	7.78
	TOTAL		4,687,800	7.78

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 31st March 2009

	Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I	**Board of Directos**	**49 I**		
	(A) Composition of Board	49 (IA)	Yes	
	(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
	(C) Other provisions as to Board and Committees	49 (IC)	Yes	
	(D) Code of Conduct	49 (ID)	Yes	
II	**Audit Committee**	**49 II**		
	(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
	(B) Meeting of Audit Committee	49 (IIB)	Yes	
	(C) Powers of Audit Committee	49 (IIC)	Yes	
	(D) Role of Audit Committee	49 (IID)	Yes	
	(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III	**Subsidiary Companies**	**49 III**	Yes	
IV	**Disclosures**	**49 IV**		
	(A) Basis of related party transactions	49 (IV A)	Yes	
	(B) Board Disclosures	49 (IV B)		
	(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
	(b) Risk Management	49 (IV B)	Yes	
	(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
	(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2008-2009
	(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2008-2009
	(F) Shareholders	49 (IV F)	Yes	
V	**CEO / CFO Certification**	**49 V**	Yes	shall be obtained at the end of the FY 2008-2009
VI	**Report on Corporate Governance**	**49 VI**	Yes	shall be included in the Annual Report 2008-2009
VII	**Compliance**	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer